Exhibit 12
                               Xerox Corporation
                  Computation of Ratio of Earnings to Fixed Charges

                        Six months ended             Year ended
(In millions)               June 30,                December 31,
                         2001    2000     2000    1999    1998    1997    1996
Fixed charges:
  Interest expense     $  551  $  474  $ 1,031  $  803  $  749  $  617  $  592
  Rental expense           56      57      115     132     145     140     140
Total fixed charges
  before capitalized
  interest and preferred
  stock dividends of
  subsidiaries            607     531    1,146     935     894     757     732
Preferred stock dividends
  of subsidiaries          27      27       55      55      55      50       -
Capitalized interest        -       7        3       8       -       -       -
   Total fixed charges $  634  $  565  $ 1,204  $  998  $  949  $  807  $  732

Earnings available for
  fixed charges:
  Earnings(3)          $  144  $  (64)  $ (323) $1,976  $  653  $2,132  $2,045
  Adjustment to reflect
    undistributed income
    from minority owned
    companies              (1)    (11)     (20)    (68)    (27)    (84)    (84)
  Add fixed charges before
    capitalized interest
    and preferred stock
    dividends of
    subsidiaries          607     531    1,146     935     894     757     732
  Total earnings
    available for
    fixed charges      $  750  $  456  $   803  $2,843  $1,520  $2,805  $2,693

Ratio of earnings to
   fixed charges (1)(2)  1.18       *       **    2.85    1.60    3.48    3.68

(1) The ratio of earnings to fixed charges has been computed based on the Company's continuing operations by dividing total earnings available for fixed charges, excluding capitalized interest and preferred stock dividends of subsidiaries, by total fixed charges. Fixed charges consist of interest, including capitalized interest and preferred stock dividends of subsidiaries, and one-third of rent expense as representative of the interest portion of rentals.

(2) The Company's ratio of earnings to fixed charges includes the effect of the Company's finance subsidiaries, which primarily finance Xerox equipment. Financing businesses are more highly leveraged and, therefore, tend to operate at lower earnings to fixed charges ratio levels than do non-financial businesses.

(3) Sum of "Income (Loss) before Income Taxes (Benefits), Equity Income and Minorities' Interests" and "Equity in Net Income of Unconsolidated Affiliates."

* Earnings for the six months ended June 30, 2000 were inadequate to cover fixed charges. The coverage deficiency was $109 million.

** Earnings for the year ended December 31, 2000 were inadequate to cover fixed charges. The coverage deficiency was $401 million.